

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2011

Via E-Mail
Kurt H. Jensen
Chief Financial Officer
Applied DNA Sciences, Inc.
25 Health Sciences Drive, Suite 215
Stony Brook, New York 11790

> **Re: Applied DNA Sciences, Inc.**
> **Form 10-K for the Fiscal Year ended September 30, 2010**
> **Filed December 15, 2010**
> **Amendment No. 1 to Form 10-K for the Fiscal Year ended**
> **September 30, 2010**
> **Filed July 25, 2011**
> **File No. 2-90539**

Dear Mr. Jensen:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Nudrat Salik
    FOR
Jay Ingram
Legal Branch Chief

Cc: Via Email
        Merrill M. Kraines, Esq.
        Fulbright & Jaworski L.L.P.
        666 Fifth Avenue
        New York, New York 10103-3198